aKB



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2016 Estimated average burden hours per response 12

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67773

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 AND ENDING 12/31/2015

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PENSERRA SECURITIES LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

4 ORINDA WAY SUITE 100-A
(No. and Street)

ORINDA	**CA**	**94563**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

GEORGE MADRIGAL **925-594-5001**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

101 Second Street	**San Francisco**	**California**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid UMB control number.

OATH OR AFFIRMATION

I, **GEORGE MADRIGAL** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **PENSERRA SECURITIES LLC** , as of and for the year ending **DECEMBER 31, 2015** , are true and correct. I further swear (or affirm) that neither the Firm nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



EVGENIYA VLADIMIROVNA RUDNEVA
Commission # 2115468
Notary Public - California
Contra Costa County
My Comm. Expires Jun 14, 2019

Signature

PRESIDENT AND CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- ___ (c) Statement of Income (Loss).
- ___ (d) Statement of Changes in Financial Condition
- ___ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ___ (g) Computation of Net Capital.
- ___ (h) Computation for Determination of Reserve Pursuant to Rule 15c3-3.
- ___ (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3.
- ___ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ___ (m) A copy of the SIPC Supplemental Report
- ___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1

FINANCIAL STATEMENT

Statement of financial condition 3

Notes to financial statement 4-7


MOSS-ADAMS LLP

WWW.MOSSADAMS.COM

REPORT OF INDEPENDENT REGISTERED PUBLC ACCOUNTING FIRM

To the Board of Directors
Penserra Securities LLC

We have audited the accompanying financial statement of Penserra Securities LLC (the "Company"), which comprises the statement of financial condition as of December 31, 2015, and the related notes to the financial statement. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Penserra Securities LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

San Francisco, California
February 25, 2016

FINANCIAL STATEMENT

PENSERRA SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash and cash equivalents	$	3,119,557
Accounts Receivable		93,763
Marketable securities, at fair value		1,628,137
Receivables from broker-dealers and clearing agents		178,715
Receivables from affiliates and employees		127,895
Brokerage account deposit		250,000
Furniture and equipment, net of accumulated depreciation		98,266
Other assets		189,569
Total assets	$	5,685,902

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	845,822
Due to broker-dealers		90,864
Payable to clients		106,243
Loan Payable		450,685
Other liabilities		39,893
Total liabilities		1,533,507
Members' equity		4,152,395
Total liabilities and members' equity	$	5,685,902

See accompanying notes.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Penserra Securities LLC ("the Firm") was established on February 27, 2007 as a New York Limited Liability Corporation, and is a registered broker-dealer with the Securities and Exchange Commission, and the Financial Industry Regulatory Authority (FINRA). The team at Penserra has a combination of buy-side and sell-side experience in trading, research, technology, portfolio management, and ETFs. The Firm uses that experience to provide high-touch single stock domestic trading, global equity program trading, fixed income trading, transition management, ETF specialized services, and research. The Firm was formed as a boutique brokerage firm to specifically serve large and sophisticated institutional customers. The principal office of the Firm is located at 4 Orinda Way in Orinda, California with additional locations in New York City; Chicago, Illinois; and Long Island, New York. The Firm has received minority business certification from various public and private organizations.

On January 1, 2015 the Members created a holding company, Penserra Financial Ventures LLC. The Members then exchanged their Class A Units in Penserra Securities LLC for units in Penserra Financial Ventures LLC. Consequently, Penserra Securities is now a wholly-owned subsidiary of Penserra Financial Ventures.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The financial statements of the Firm have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include the determination of the fair value of marketable securities and depreciation and amortization. Actual results could differ from those estimates.

Cash and cash equivalents – Cash and cash equivalents include cash in bank accounts and cash equivalent investments held at certain major financial institutions with original maturities of 90 days or less. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

Furniture and equipment – Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is computed on a straight line basis over the estimated useful lives of the assets. For computer equipment the estimated useful life is three years. For furniture and equipment the estimated useful life is five years. For the year ended December 31, 2015, $19,349 of acquisitions were made for technology infrastructure, the trading facility, and administrative departments.

Income taxes – As a limited liability corporation, net income of the Firm is allocated to the members for recognition of income tax liability or benefit. As such, the Firm is not subject to federal income tax. The Firm is subject to California limited liability company taxes, the California gross receipts tax, New York State LLC filing fee, and New York City gross receipts tax.

During 2015, the Firm incurred $13,495 in California, Florida, Illinois, Michigan, New York, New Jersey and local taxes. The Firm applies the topic of the Financial Accounting Standards Board Accounting Standards Codification relating to accounting for uncertain tax positions. The income taxes topic prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in the topic as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

For the December 31, 2015, financial statements, the Firm has no uncertain tax positions based on the criteria established under the income taxes topic, whereby the effect of the uncertainty would be recorded if the outcome was considered probable and was reasonably estimable.

Loan Payable - The Firm entered into a Promissory Note with First Republic Bank for a principal amount of $500,000 in July 2015. The interest rate on the Promissory Note is 4.25% per annum. A portion of the initial principal amount was used to paydown a $50,000 outstanding balance and close an existing Line of Credit. The firm will pay down the Promissory Note in 47 payments of $11,360.88. The first payment was made in August 2015 and the last payment will be paid in July 2019. The balance owed as of December 31, 2015, is $450,685. The Firm also entered into a new Line of Credit in July 2015 for a principal amount of $500,000, which is used for general business purposes. The interest rate on the Line of Credit is 4.25% per annum. The balance owed as of December 31, 2015, is $0. Both the Promissory Note and the Line of Credit are secured through a guarantee by Members.

Equity commission and riskless principal income – The Firm earns commissions for transacting equity securities, fixed-income securities, annuities, and other products for clients. Such fees are recognized when earned, which is on a trade-date basis for agency securities transactions.

Customer concentration – During the fiscal year 2015, four customers in aggregate represented seventy-percent of total revenue.

Proprietary trading income – All profit and loss arising from all securities transactions entered into for the account and risk of the Firm are recorded on a trade-date basis.

Fair value – definition and hierarchy – Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Firm uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Firm has the ability to access.

Level 2 – Valuation based on inputs, other than quoted prices included in Level 1, that are observable either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Firm's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Firm in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy in which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Valuation techniques and inputs – *Marketable Securities* - To determine the fair value of mortgage-backed securities, the Firm utilized recent market transactions for identical or similar securities to corroborate pricing service fair value measurements. Mortgage-backed assets are generally classified in Level 2 of the fair value hierarchy and are categorized in marketable securities on the balance sheet.

Subsequent events - The Firm has evaluated all events subsequent to the statement of financial condition date of December 31, 2015, through February 25, 2016, which is the date these financial statements were available to be issued and has determined that there are no subsequent events that require disclosure or recognition in these financial statements.

NOTE 3 – FAIR VALUE MEASUREMENT

The Firm's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Firm's significant accounting policies in Note 2. As of December 31, 2015, the Firm held fourteen positions in government securities with a fair value of $1,628,137, which management categorized as level 2 in the fair value hierarchy. The associated unrealized loss on the positions held by the Firm as of December 31, 2015 was $11,556.

Fair Value Measurement
The following table summarizes the Company's financial instruments that were measured at fair value as of the above date

	Level 1	Level 2	Level 3	Total
Government Agency Bonds		$ 1,501,490		$ 1,501,490
Mortgage-Backed Securities		126,647		126,647
Total	-	$ 1,628,137	-	$ 1,628,137

NOTE 4 – RECEIVABLE FROM BROKERS AND CLEARING AGENTS

The receivable from broker-dealers and clearing agents represents an unsecured commission receivable for which the Firm has executed trades during December 2015 and received in January 2016.

In the normal course of business, the Firm executes, as agent, transactions on behalf of customers through its clearing broker. If the agency transactions do not settle because of a failure to perform by the customer, the Firm may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Firm.

The Firm does not anticipate nonperformance by customers in the above situation. The Firm's policy is to monitor its market exposure and customer risk. In addition, the Firm has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

In certain instances, the Firm will purchase bonds that it will hold for up to a year. The Firm has the risk of gain or loss during this period. The position is ultimately placed with a customer.

NOTE 5 – COMMITMENTS

The Firm is obligated under operating leases for office space and certain equipment at December 31, 2015. Minimum annual lease payments under such leases are due in the following years ending December 31:

Year Ending December 31, 2015	
2016	267,321
2017	181,842
2018	176,460
2019	88,446
Total future lease commitments	$ 714,069

Rental expense for office space and equipment was $332,248 for the year ended December 31, 2015. The leases for office space contain some escalation provisions and renewal options.

NOTE 6 – CLEARING ORGANIZATION

The Firm clears its transactions through another broker-dealer on a fully disclosed basis. A receivable from the clearing organization is the result of the Firm's activity with this clearing organization. The Firm may also have a payable to the clearing organization related to these transactions, which is collateralized by securities owned by the Firm.

The Firm's clearing organization requires the Firm to maintain a cash deposit of $250,000 with the organization. The amount is classified as brokerage account deposit on the balance sheet as of December 31, 2015.

NOTE 7 – REGULATORY REQUIREMENTS

Under the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Firm is required to maintain a minimum net capital, equivalent to the greater of $100,000 or 1/15th of aggregate indebtedness, as those terms are defined by the rules of the Securities Exchange Commission (the SEC). Net capital, as defined in the regulation, at December 31, 2015, was $3,642,524, which exceeded minimum net capital requirements by $3,540,290. The ratio of aggregate indebtedness to net capital was approximately .42 to 1.

In management's opinion, the Firm is exempt from the provisions of the SEC's customer protection Rule 240 15c3-3 for the year ended December 31, 2015, because it does not hold customer funds or securities.

NOTE 8 – MEMBERS' EQUITY

The Members' ownership interests are based on capital contributions made to the Firm in accordance with the Limited Liability Company Agreement (the "Operating Agreement"). A revised Operating Agreement became effective June 30, 2014. Under the revised Operating Agreement that are currently two forms of equity ownership, Class A Units and Preferred Payment Units. Class A Unit holders mean all rights of a Member in the Firm. Under the Operating Agreement distributions shall be made first to Preferred Payment Unit holders. Preferred Payment Unit holders shall receive monthly payments on the balance reflected in the Preferred Payment Unit holder's account. Preferred Series A Unit holders receive a rate equal to an annual yield of 12%. Preferred Series B Unit holders receive an annual yield equal to the greater of 5% or the U.S. 10 Year Treasury Note rate plus 300 basis points (as measured at the end of each calendar quarter). The full description of respective rights, preferences, and privileges of the Firm's ownership are defined in the Firm's Operating Agreement and the Purchase Agreements.

On April 1, 2015, Preferred Series B units totaling $1,000,000 were issued. On April 16, 2015, Preferred Series A units totaling $700,000 were redeemed. Preferred members have no voting rights on any matters pertaining to the Firm. For the year ended December 31, 2015, the Firm made Preferred Unit Payments of $159,813.

During the year ended December 31, 2015, there was $2,548,474 of distributions to Class A Unit Member. Of this amount $2,288,433 was an asset distribution to newly formed parent in reorganization.

In accordance with the Operating Agreement, any income, gains, or losses shall be allocated among the Participating Members based upon their ownership percentages. In addition, distributions to the Members are based on the availability of net cash flows.

PENSERRA

TRUST | INNOVATION | PRECISION

2015

2015

(SEC ID. NO. 8-67773)

Report of Independent Registered
Public Accounting Firm and
Financial Statement

Penserra Securities LLC

December 31, 2015

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT